Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors And Shareholders

In connection with this proposed business combination, NXP and/or FSL may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document NXP and/or FSL may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of NXP and/or FSL, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by NXP and/or FSL through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following customer and supplier letters were distributed on March 2, 2015.

Dear Customer,

Today we have announced that we have entered into a definitive agreement under which NXP will merge with Freescale, strengthening NXP’s position as a stronger leader in high performance mixed signal solutions. We would like to share with you the rationale for this transaction and why we are convinced that this will lead NXP to become an even stronger partner for you!

(The following link will take you directly to the press release:

http://www.nxp.com/news/press-releases/2015/03/nxp-and-freescale-announce-40-billion-merger.html)

NXP’s stated mission is to deliver outstanding value to our customers with a focus on providing the most innovative and complete solutions in Secure Connections for a Smarter World. We believe that the merger with Freescale will tremendously accelerate our ability to accomplish our mission and serve you better than ever.

With the merger with Freescale we further strengthen our position as a major supplier in the semiconductor industry with greater than $10 billion in annual revenues, almost 45,000 employees across more than 25 countries, over 12,000 engineers and in excess of 9,800 patent families. With this deal we’ll jump from the being the 14th largest semiconductor company to a top 4 position(1).

Freescale is a global leader in embedded processing solutions in the automotive, consumer, industrial and networking markets, reporting $4.63 billion in revenue last year, with innovations to help make the world greener, safer, healthier and more connected.

With approximately 17.000 employees in more than 20 countries, Freescale has 5,500 engineers who will greatly complement our capabilities. The merger also brings with it over 6,000 patent families, in microprocessors (MPUs) and microcontrollers (MCUs), sensors, analog integrated circuits and connectivity solutions. The range of applications includes automotive safety, hybrid and all-electric vehicles, next-generation wireless infrastructure, smart energy management, portable medical devices, consumer appliances and enterprise & data center networking equipment.

The combination of both companies will enable us to deliver more complete Secure Connected Solutions in our target applications and further enhance the value we bring to our customers. As a much stronger leader in the HPMS segment, we will expand our reach to better serve customers, with dedicated and targeted solutions, especially in secure solutions for portable & wearables and the internet of things, where having the ability to offer secure smart solutions for the connected cloud and the secure connected car is a significant differentiator.

NXP and Freescale have been innovation leaders in the Automotive sector through focused investments on value added solutions for many years with industry leading supply chain, world class quality and ground breaking innovation. As a result of the merger, NXP emerges as the leading supplier in automotive semiconductor solutions. Furthermore, the combination of both automotive portfolios unlocks true system solutions offering in Car Infotainment, Safety & Chassis, Body and Powertrain. And above all, the company will be able to greatly accelerate innovations in Advanced Driver Assistance System solutions and to create compelling propositions for the Securely Connected Car.

Our offering will also be further strengthened in our Security & Connectivity solutions; our combined resources make NXP the leader in general purpose MCU products(2), with the broadest portfolio in ARM 32bit MCUs, and a clear path to leadership in solutions for next generation secure connected smart devices. In addition, with Freescale having a strong market presence in the US and China added to our own strong bases in Europe and Asia, we will be equipped to serve you globally with a local presence. Strong application focus is one of the key pillars of our strategy, the resulting combined application know-how and support capabilities will enable us to have a deeper innovation based relationship with our customers.

With this major step, NXP and Freescale demonstrate leadership in the continuing consolidation of the semiconductor industry; we look forward to welcoming the Freescale colleagues and jointly build the highest added value offering in the entire industry.

It is expected that we can close on the merger in the second half of this year. Until then, it will be business as usual and we will continue to operate as separate, independent companies. Rest assured that we personally, and our entire teams, remain focused on a single objective: serving you with a customer focused passion to win!

We thank you for your continued trust and partnership

Sincerely,

Rick Clemmer	Steve Owen
CEO	Executive VP, Global Sales & Marketing
NXP Semiconductors	NXP Semiconductors

1)	Semiconductor excl. memory
(2)	Based on NXP Corporate Market Intelligence estimates for 2014, excludes Automotive MCU products

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors And Shareholders

In connection with this proposed business combination, NXP and/or FSL may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document NXP and/or FSL may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of NXP and/or FSL, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by NXP and/or FSL through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Dear Supplier,

I am proud to announce a major milestone in our journey to become a global leader in Secure Connections for a Smarter World. We today have entered into a definitive agreement under which NXP will merge with Freescale, positioning NXP as a stronger leader in high performance mixed signal solutions. We would like to share with you the rationale for this transaction and why we are convinced that this will lead NXP to become an even stronger partner for you!

(The following link will take you directly to the press release:

http://www.nxp.com/news/press-releases/2015/03/nxp-and-freescale-announce-40-billion-merger.html)

NXP’s stated mission is to deliver outstanding value to our customers with a focus on providing the most innovative and complete solutions in Secure Connections for a Smarter World. We believe that the merger with Freescale will tremendously accelerate our ability to accomplish our mission and serve you better than ever.

With the merger with Freescale we further strengthen our position as a major supplier in the semiconductor industry with greater than $10 billion in annual revenues, almost 45,000 employees across more than 25 countries, over 12,000 engineers and in excess of 9,800 patent families. With this deal we’ll jump from the being the 14th largest semiconductor company to a top 4 position(1).

Freescale is a global leader in embedded processing solutions in the automotive, consumer, industrial and networking markets, reporting $4.63 billion in revenue last year, with innovations to help make the world greener, safer, healthier and more connected.

With approximately 17.000 employees in more than 20 countries, Freescale has 5,500 engineers who will greatly complement our capabilities. The merger also brings with it over 6,000 patent families, in microprocessors (MPUs) and microcontrollers (MCUs), sensors, analog integrated circuits and connectivity solutions. The range of applications includes automotive safety, hybrid and all-electric vehicles, next-generation wireless infrastructure, smart energy management, portable medical devices, consumer appliances and enterprise & data center networking equipment.

The combination of both companies will enable us to deliver more complete Secure Connected Solutions in our target applications and further enhance the value we bring to our customers. As a much stronger leader in the HPMS segment, we will expand our reach to better serve customers, with dedicated and targeted solutions, especially in secure solutions for portable & wearables and the internet of things, where having the ability to offer secure smart solutions for the connected cloud and the secure connected car is a significant differentiator.

NXP and Freescale have been innovation leaders in the Automotive segment through focused investments on value added solutions for many years with industry leading supply chain, world class quality and ground breaking innovation. As a result of the merger, NXP emerges as the leading supplier in automotive semiconductor solutions. Furthermore, the combination of both automotive portfolios unlocks true system solutions offering in Car Infotainment, Safety & Chassis, Body and Powertrain. And above all, the company will be able to greatly accelerate innovations in Advanced Driver Assistance System solutions and to create compelling propositions for the Securely Connected Car.

Our offering will also be further strengthened in our Security & Connectivity solutions; our combined resources make NXP the leader in general purpose MCU products(2), with the broadest portfolio in ARM 32bit MCUs, and a clear path to leadership in solutions for next generation secure connected smart devices. In addition, with Freescale having a strong market presence in the US and China added to our own strong bases in Europe and Asia, we will be equipped to serve you globally with a local presence. Strong application focus is one of the key pillars of our strategy, the resulting combined application know-how and support capabilities will enable us to have a deeper innovation based relationship with our customers.

With this major step, NXP and Freescale demonstrate leadership in the continuing consolidation of the semiconductor industry; we look forward to welcoming the Freescale colleagues and jointly build the highest added value offering in the entire industry.

Our suppliers are a vital part of our success. Together we have come a very long way and our ambition knows little boundaries moving forward. We are looking forward to strengthening our partnership and believe that this deal will bring significant value to you in terms of expanded scope, opportunity for efficiency and market strength.

We have every intention of meeting and beating our goals for 2015 and call on your active and best support to ensure this happens. The business opportunity offered by the combined entity is tremendous and we know that long-term success comes with a strong foundation in short term execution. We count on your fullest support today, tomorrow and in the years to come and thank you for your continued trust and partnership.

Sincerely,

Rick Clemmer	Sean Hunkler	Hai Wang
CEO	EVP, Technology & Operations	EVP, Technology & Operations
NXP Semiconductors	NXP Semiconductors	NXP Semiconductors

1)	Semiconductor excl. memory
(2)	Based on NXP Corporate Market Intelligence estimates for 2014, excludes Automotive MCU products

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors And Shareholders

In connection with this proposed business combination, NXP and/or FSL may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document NXP and/or FSL may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of NXP and/or FSL, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by NXP and/or FSL through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.